Exhibit 77E - Legal Proceedings
For Period Ended 1-31-2009

First Trust Strategic High Income Fund III

Two class action lawsuits were filed in the United States District Court for the Northern District of Illinois on behalf of purchasers of shares of First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II and First Trust Strategic High Income Fund III. The complaints in these lawsuits, Gosselin v. First Trust Advisors L.P., et. al. (filed September 12, 2008) and Evans vs. First Trust Advisors L.P. et. al. (filed September 19, 2008) each name the following entities as defendants: First Trust Advisors L.P. , Hilliard Lyons Asset Management, Valhalla Capital Partners LLC, First Trust Portfolios, L.P., and the three closed-end funds (the "Funds") named above. The complaints also name the Trustees and certain officers of the Funds as defendants. The plaintiffs in both lawsuits purport to bring the actions on behalf of a putative class consisting of all persons or entities who acquired shares of the Funds between July 26, 2005 and July 7, 2008 inclusive.

The plaintiffs in each action assert, among other things, that the registration statements and prospectuses for the Funds failed to disclose that (a) the Funds lacked effective controls and hedges to minimize the risk of loss from mortgage delinquencies, (b) the Funds lacked effective internal controls, (c) the extent of the Funds liquidity risk was omitted, (d) the extent of the Funds' risk exposure to mortgage-backed assets was misstated. The defendants believe the lawsuits are without merit and intend to contest them vigorously.